

April 23, 2013

<u>Via Email</u>
Edward L. Clissold
Chief Financial Officer, Secretary and General Counsel
Park City Group, Inc.
299 South Main Street, Suite 2370
Salt Lake City, UT 84111

> **Re: Park City Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 15, 2013**
> **File No. 333-187902**

Dear Mr. Clissold:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Stockholders, page 11</u>

1.   With regard to the shares of your common stock being offered by Alpha Capital Astalt, Osher Capital Partners Ltd., Brio Capital Master Fund, and Dawson James Securities, Inc., please revise to clearly identify the natural person or persons that have voting and dispositive powers over such shares.

<u>Incorporation of Certain Information by Reference, page 19</u>

2.   Please revise so that your document specifically incorporates by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your latest fiscal year for which a Form 10-K was required to be filed. See Item 12(a)(2) of Form S-3. In this regard, we note that you have not incorporated by reference your current report on Form 8-K filed February 6, 2013. It also appears that the Form 8-K that you list as having been filed on April 3, 2013 was filed on April 1, 2013.

3.   Please revise your statement to state that you are incorporating by reference all documents subsequently filed with the SEC by the company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering rather than "prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold"

Undertakings, page II-7

4.   Please revise to only include the undertakings required by Item 512 of Regulation S-K that apply to the transaction you are registering in this filing. Specifically, it is unclear why you have included the undertakings relating to the Rule 430A, Rule 430B and the initial distribution of securities rather than the undertaking related to Rule 430C. Please revise or explain.

Exhibits

5.   We note that you have not filed as exhibits the purchase agreement, the registration rights agreement and the form of warrant related to the shares being offered in this registration statement. Please file or incorporate these documents by reference. See Item 601(b)(4) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have any questions. If you need further assistance, please contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Daniel W. Rumsey
        Disclosure Law Group, LLP